SECURIT[IES AND EXCHANGE COMMI]SSION

02021748

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-33073

RECEIVED MAY 29 2002 154 SEC MAIL PROCESSING SECTION WASH., D.C.

6/7/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMMET & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 PEAPACK ROAD
(No. and Street)

FAR HILLS (City) NEW JERSEY (State) 07931 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER T. EMMET 908-234-1666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG & COMPANY, LLC, CPA'S
(Name – *if individual, state last, first, middle name*)

500 MORRIS AVENUE (Address) SPRINGFIELD (City) NEW JERSEY (State) 07081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHRISTOPHER T. EMMET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMMET & CO., INC., as of ~~MARCH 31~~, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DENISE R. FRISCO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 5, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMMET & CO., INC.

FINANCIAL STATEMENTS

MARCH 31, 2002 AND 2001

INDEX

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Shareholders Of
EMMET & CO., INC.

We have audited the accompanying statements of financial condition of EMMET & CO., INC. as of March 31, 2002 and 2001 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors and cash flows, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of EMMET & CO., INC. at March 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding year.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg & Company LLC
GREENBERG & COMPANY LLC

Springfield, New Jersey
April 24, 2002

EMMET & CO., INC.
STATEMENTS OF FINANCIAL CONDITION

A S S E T S

	MARCH 31, 2002	MARCH 31, 2001
Cash	$ 59,806	$ 90,408
Cash Segregated Under Rule 15c3-3	2,092	53,960
Receivables From Customers	115,921	84,494
Receivables From Brokers and Dealers	140,508	16,577
State and Municipal Government Obligations	15,391,136	25,372,775
Property and Equipment, Net	32,102	23,214
Deposit - Clearing Organization	40,000	40,000
Deposit - Internal Revenue Service	414,843	414,550
Accrued Interest	333,262	506,826
Other Assets	42,936	136,437
TOTAL ASSETS	$16,572,606	$26,739,241

L I A B I L I T I E S AND S T O C K H O L D E R S' E Q U I T Y

	2002	2001
Payables to Brokers and Dealers	$ 606,835	$ 349,015
Payables to Customers	1,992	3,981
Payable to Clearing Organization	10,252,988	22,127,285
Dividends Payable	3,125,000	1,650,000
Accounts Payable and Other Liabilities	88,741	123,431
	14,075,556	24,253,712
COMMITMENTS & CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common Stock - Authorized and Issued 3,500 Shares Without Par Value	1,200,000	1,200,000
Paid-In Capital	975,908	975,908
Less Cost of Treasury Stock, Cost Method, 35 and -0- shares, respectively	(25,000)	-0-
Retained Earnings	346,142	309,621
	2,497,050	2,485,529
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,572,606	$26,739,241

See accompanying notes to the financial statements.

EMMET & CO., INC.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED MARCH 31, 2002	2001
REVENUES		
Trading Gains (Losses) - Realized	$7,480,471	$4,627,756
- Unrealized	66,575	46,418
Interest Income	1,084,077	1,053,891
	$8,631,123	$5,728,065
EXPENSES		
Salaries	3,843,959	2,200,540
Interest Expense	452,208	912,188
Clearance Costs	67,096	66,088
Communications	82,767	102,296
Data Processing Costs	201,631	124,753
Occupancy & Equipment Costs	109,833	143,159
Insurance	113,811	85,331
Other Operating Expenses	248,782	181,585
Regulatory Fees and Dues	46,742	37,965
Depreciation and Amortization	6,579	6,339
Pension & Profit Sharing Contribution	223,843	222,500
	5,397,251	4,082,744
INCOME BEFORE PROVISION FOR INCOME TAXES	3,233,872	1,645,321
Provision for State Income Taxes	72,351	36,181
NET INCOME	$3,161,521	$1,609,140

See accompanying notes to the financial statements.

EMMET & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	Common Stock	Paid-In Capital	Treasury Stock	Retained Earnings	Total Stock-holders' Equity
BALANCES AT April 1, 2000	$1,200,000	$975,908	$ -0-	$ 350,481	$2,526,389
Net Income				1,609,140	1,609,140
Dividends				(1,650,000)	(1,650,000)
BALANCE AT MARCH 31, 2001	1,200,000	975,908	-0-	309,621	2,485,529
Net Income				3,161,521	3,161,521
Purchase of Treasury Stock			(25,000)		(25,000)
Dividend				(3,125,000)	(3,125,000)
BALANCE AT MARCH 31, 2002	$1,200,000	$975,908	$ (25,000)	$ 346,142	$2,497,050

See accompanying notes to the financial statements.

EMMET & CO., INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED MARCH 31, 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 3,161,521	$ 1,609,140
Adjustments to Reconcile Net Income to Net Cash Provided by (Used In) Operating Activities:		
Depreciation and Amortization	6,579	6,339
Change in Assets and Liabilities:		
Decrease (Increase) in Receivables From Brokers and Dealers	(123,931)	46,633
Decrease (Increase) in Receivables From Customers	(31,427)	45,804
Decrease (Increase) in State and Municipal Government Obligations	9,981,639	(6,675,654)
Decrease (Increase in Deposit - Internal Revenue Service	(293)	8,794
Decrease (Increase in Accrued Interest	173,564	(164,602)
Decrease (Increase) in Other Assets	93,501	(121,994)
Increase (Decrease) in Payables to Brokers and Dealers	257,820	91,824
Increase (Decrease) in Payables to Customers	(1,989)	1,140
Increase (Decrease) in Payables to Clearing Organization	(11,874,297)	6,615,241
Increase (Decrease) in Accounts Payable and Other Liabilities	(34,690)	15,082
Increase (Decrease) in Payroll Taxes	-0-	(508,782)
Increase (Decrease) in Dividends Payable	1,475,000	200,000
Net Cash Provided By (Used In) Operating Activities	3,082,997	1,168,965
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures	(15,467)	(1,092)
Net Cash Provided By (Used In) Investing Activities	(15,467)	(1,092)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends	(3,125,000)	(1,650,000)
Purchase of Treasury Stock	(25,000)	-0-
Net Cash Provided By (Used In) Financing Activities	(3,150,000)	(1,650,000)
Net Increase (Decrease) in Cash and Cash Equivalents	(82,470)	(482,127)
Cash and Cash Equivalents at Beginning of Year	144,368	626,495
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 61,898	$ 144,368
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
State Income Taxes	$ 72,351	$ 36,070
Interest	$ 452,208	$ 912,188

See accompanying notes to financial statements.

EMMET & CO., INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

NONE

See accompanying notes to the financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

Emmet & Co., Inc. is a New Jersey corporation. The Company is a registered broker/dealer with the Securities & Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company buys and sells municipal bonds on its own behalf.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related revenues and expense are recorded on a settlement date basis, which is generally the third business day following the trade date.

Receivables from and payables to brokers, dealers, customers and clearing organization represent the contract value of securities which have not been delivered or received by settlement date.

For financial statement purposes, readily marketable securities owned by the Company are stated at their market value.

Property and equipment are carried at cost. Depreciation is computed using the accelerated cost recovery system. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Cash equivalents consist of highly liquid, readily marketable, short term investments with a maturity of 90 days or less.

Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and amounts due from correspondent clearing agents. The Company has placed its cash with a high quality financial institution. The credit risk associated with amounts due from correspondent clearing agents is low due to the credit quality of the agents.

Certain items from prior periods within the financial statements have been reclassified to conform to current period reclassifications.

3. CASH SEGREGATED UNDER RULE 15c3-3

Cash of $2,092 and $53,960 has been segregated at March 31, 2002 and 2001, in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. DEPOSIT - INTERNAL REVENUE SERVICE

Under the 1986 Tax Reform Act, all S Corporations retaining a year-end other than December 31 are required to make a payment to the Internal Revenue Service based upon the company's deferred base year net income and applicable payments amounts. A calculation is performed annually after year-end in order to determine the amount required to be on deposit based upon the previous year's information.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at cost:

	2002	2001
Furniture and Fixtures	$64,595	$55,206
Leasehold Improvements	23,340	23,340
	87,935	78,546
Less: Accumulated Depreciation and Amortization	55,833	55,332
	$32,102	$23,214

Depreciation and amortization charged to income was $6,579 and $6,339 in 2002 and 2001, respectively.

6. INCOME TAXES

The Company follows FAS 109 for reporting income taxes. The Company elected under the provisions of the Internal Revenue Code Section 1361 to be taxed as an S Corporation for Federal income tax purposes. Company profits will be taxed directly to the shareholders, and, therefore, no provision for Federal income taxes are reflected on the financial statements.

Certain states also follow the federal law with respect to 'S' corporations; however, there still is imposed a tax at the corporate level. The expense for those states is as follows:

Current tax expense:	3/31/02	3/31/01
State tax at statutory rates	$72,351	$36,181

There are no significant temporary differences.

7. COMMITMENTS & CONTINGENCIES

The Company rents its New Jersey office space from one of its shareholders at a base rate of $6,500 per month or $78,000 per year. The lease is on a month-to-month basis. In addition the Company is in a lease for its Illinois office requiring minimum annual base rental payments for the fiscal periods shown as follows:

3/31/03	$ 4,050
	$ 4,050

Rent expense was $94,104 and $93,726 in 2002 and 2001, respectively.

8. POSTRETIREMENT EMPLOYEE BENEFITS

The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under FAS's 106 or 112.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In accordance with industry practice, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations and the Company is required to buy or sell securities at prevailing market prices.

The Company controls the above risk by monitoring its market exposure on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

10. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 107 "Disclosure About the Fair Value of Financial Instruments." Management believes that the carrying amounts of the Company's financial instruments at March 31, 2002 are reasonable estimates of their fair value.

11. RETIREMENT PLANS

The Company maintains a profit sharing plan. The plan covers substantially all full-time employees who meet the plan's eligibility requirements. With respect to the profit sharing component, contributions may go up to 15% of eligible compensation, subject to the Internal Revenue Code Section 415 limitation. The Company incurred approximately $108,000 and $106,708 of expense related to the profit sharing component for the plan year ending March 31, 2002 and 2001.

Effective April 1, 1993 the Company established a defined benefit plan. The plan provides for payment of retirement benefits, mainly commencing between the ages of 60 and 65, and also for payment of certain disability. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plan are generally determined on the basis of the employees' length of service and earnings. Annual contributions to the plan are sufficient to satisfy legal funding requirements. For the year ended March 31, 2002 and 2001 the amount charged to expense was approximately $120,000 and $115,792, respectively.

Key economic assumptions used in determinations were:

Discount Rate 6.25%
Expected Long-Term Rate of Return on Plan Assets 6.25%

At March 31, 2002 and 2001 the present value of accrued benefits were $1,053,836 and $842,360 and the value of the assets were $1,174,114 and $999,741.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Specifically, the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $1,158,234 which was $908,234 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital at March 31, 2002, was 2.74 to 1.

13. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities & Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities & Exchange Commission.

ACCOMPANYING INFORMATION

EMMET & CO., INC.

SCHEDULE 1

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c 3-1

MARCH 31, 2002

AGGREGATE INDEBTEDNESS:		
Dividends Payable		$3,125,000
Payable to Customer		1,992
Clearance Costs Payable		15,500
Accrued Expenses and Other Liabilties		30,193
TOTAL AGGREGATE INDEBTEDNESS		$3,172,685
NET CAPITAL:		
Stockholders' Equity From Statement of Financial Condition		$2,497,051
DEDUCTIONS:		
Total Nonallowable Assets	$ 446,834	
Haircuts on Securities:		
Trading and Investment Securities	779,818	
Undue Concentration	112,165	1,338,817
TOTAL NET CAPITAL		$1,158,234

(continued)

SCHEDULE 1

COMPUTATION & AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 (continued)

MARCH 31, 2002

Computation of Basic Net Capital Requirements:

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness of $3,172,685)	$211,512
Minimum Dollar Net Capital Requirement	$250,000
Net Capital Required	$250,000
Excess Net Capital	$908,234
*Excess Net Capital at 1,000%	$840,965
Percentage of Aggregate Indebtedness to Net Capital	274%

There were no material differences between the computations for net capital and aggregate indebtedness as computed above and the computation by the company included in the Amended Form X-17A-5 as of March 31, 2002, filed in May 2002.

*Excess Net Capital less 10% of aggregate indebtedness.

EMMET & CO., INC.

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2002

CREDIT BALANCES	$111,633
DEBIT BALANCES	$114,762

RESERVE COMPUTATION:

Excess of Total Debits Over Total Credits	$ 3,129
Amount Held on Deposit in "Reserve Bank Account"	$ 2,092
Amount of Deposit	$(1,982)
New Amount in "Reserve Bank Account" After Adding Deposit	$ 110
Date of Deposit	N/A
Frequency of Computation:	MONTHLY

There were no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Amended Form X-17A-5 as of March 31, 2002, filed in May 2002.

EMMET & CO., INC.

SCHEDULE 3

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2002

State the market valuation and the number of items of:

1. Customers' fully paid securities not in the respondent's possession or control as of March 31, 2002 (for which instructions to reduce the possession or control had been issued as of that date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE
Number of items	NONE
2. Customers' fully paid securities for which instructions to reduce the possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE
Number of items	NONE

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

NONE

EMMET & CO., INC.

ACCOUNTANTS' SUPPLEMENTARY REPORT
OF INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED MARCH 31, 2002

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

Board of Directors
EMMET & CO., INC.

In planning and performing our audit of the financial statements of EMMET & CO., INC. for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by EMMET & CO., INC. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Greenberg & Company LLC

GREENBERG & COMPANY, LLC

Springfield, New Jersey
April 24, 2002